Butterfield Reports Third Quarter 2024 Results

Financial highlights for the third quarter of 2024:
•Net income of $52.7 million, or $1.16 per share, and core net income1 of $52.8 million, or $1.16 per share
•Return on average common equity of 20.3% and core return on average tangible common equity1 of 22.5%
•Net interest margin of 2.61%, cost of deposits of 1.91%
•Board declares dividend for the quarter ended September 30, 2024 of $0.44 per share
•Repurchases of 1.0 million common shares at an average price of $37.00 per share

Hamilton, Bermuda - October 22, 2024: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter ended September 30, 2024.
Net income for the third quarter of 2024 was $52.7 million, or $1.16 per diluted common share, compared to net income of $50.6 million, or $1.09 per diluted common share, for the previous quarter and $48.7 million, or $0.99 per diluted common share, for the third quarter of 2023. Core net income1 for the third quarter of 2024 was $52.8 million, or $1.16 per diluted common share, compared to $51.4 million, or $1.11 per diluted common share, for the previous quarter and $57.0 million, or $1.16 per diluted common share, for the third quarter of 2023.
The return on average common equity for the third quarter of 2024 was 20.3% compared to 20.7% for the previous quarter and 20.6% for the third quarter of 2023. The core return on average tangible common equity1 for the third quarter of 2024 was 22.5%, compared to 23.3% for the previous quarter and 26.1% for the third quarter of 2023. The efficiency ratio for the third quarter of 2024 was 60.3%, compared to 62.4% for the previous quarter and 64.1% for the third quarter of 2023. The core efficiency ratio1 for the third quarter of 2024 was 60.2% compared with 61.8% in the previous quarter and 58.3% for the third quarter of 2023.
Michael Collins, Chairman and Chief Executive Officer, commented, “Butterfield delivered strong results in the third quarter of 2024 through improved efficiency, stable non-interest income, and focused capital management. We have a high fee/income ratio and will continue to increase the proportion of fee revenue over time through acquisitions, while returning excess capital to our shareholders. Economic conditions in Bermuda, the Cayman Islands, and the Channel Islands remain favorable, with strong demand and contributions from both international business and tourism. As we enter a period of easing financial conditions, we expect to see better affordability for borrowing customers and a general pick-up in business activity."
Net income was up in the third quarter of 2024 versus the prior quarter primarily due to higher net interest income and lower non-interest expense, as well as a modest increase in non-interest income.
Net interest income (“NII”) for the third quarter of 2024 was $88.1 million, or $0.6 million higher compared with NII of $87.4 million in the previous quarter and down $2.1 million from $90.2 million in the third quarter of 2023. NII was

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

higher during the third quarter of 2024 compared to the second quarter of 2024, primarily due to higher average investable asset volume, which was partially offset by higher deposit costs and lower treasury yields. Compared to the third quarter of 2023, the decreased NII in the third quarter of 2024 was due to higher deposit costs, that were slightly offset by higher yielding interest earning assets and a larger balance sheet.
Net interest margin (“NIM”) for the third quarter of 2024 was 2.61%, a decrease of 3 basis points from 2.64% in the previous quarter and down 15 basis points from 2.76% in the third quarter of 2023. NIM in the third quarter of 2024 decreased compared to the prior quarter and third quarter of 2023 due to mix shift to term deposits and lower treasury yields, partially offset by increased yields on investments.
Non-interest income for the third quarter of 2024 was $56.0 million, an increase of $0.4 million from $55.6 million in the previous quarter and $4.0 million higher than $52.0 million in the third quarter of 2023. The increase in the third quarter of 2024 compared to the prior quarter was due to higher card volume, one-off loan prepayment fees, and growth in asset management fees due to higher asset valuations. The increases were partially offset by lower unclaimed balances recognized into income. Non-interest income in the third quarter of 2024 was higher than the third quarter of 2023 primarily due to increases in asset management fees, as well as increased trust income from assets acquired from Credit Suisse.
Non-interest expenses were $88.8 million in the third quarter of 2024, compared to $91.1 million in the previous quarter and $92.5 million in the third quarter of 2023. Core non-interest expenses1 of $88.6 million in the third quarter of 2024 were lower than the $90.3 million incurred in the previous quarter and higher than the $84.3 million incurred in the third quarter of 2023. Core non-interest expenses1 in the third quarter of 2024 were lower compared to the prior quarter due to decreased professional and outside services costs. Compared to the third quarter of 2023, core non-interest expenses1 were higher due to performance-based remuneration accruals and inflationary increases in staff healthcare costs and property cost; and increased expense arising from the recently implemented core banking software.
Period end deposit balances were $12.7 billion, an increase of 6.3% compared to $12.0 billion at December 31, 2023, primarily due to deposit increases in the Channel Islands, as well as a strengthened British pound. Average deposits were $12.4 billion in the quarter ended September 30, 2024, in-line with the prior quarter.
Tangible book value per share improved by $1.87 or 9.3% this quarter to $21.90 per share.
The Bank maintained its balanced capital return policy. The Board again declared a quarterly dividend of $0.44 per common share to be paid on November 19, 2024 to shareholders of record on November 5, 2024. During the third quarter of 2024, Butterfield repurchased 1.0 million common shares under the Bank's existing share repurchase program.
The current total regulatory capital ratio as at September 30, 2024 was 24.3% as calculated under Basel III, compared to 25.4% as at December 31, 2023. Both of these ratios remain conservatively above the minimum Basel III regulatory requirements applicable to the Bank.

ANALYSIS AND DISCUSSION OF THIRD QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	September 30, 2024	June 30, 2024	September 30, 2023
Non-interest income	56.0	55.6	52.0
Net interest income before provision for credit losses	88.1	87.4	90.2
Total net revenue before provision for credit losses and other gains (losses)	144.1	143.1	142.2
Provision for credit (losses) recoveries	(1.3)	(0.5)	(0.5)
Total other gains (losses)	(0.1)	0.1	—
Total net revenue	142.7	142.7	141.7
Non-interest expenses	(88.8)	(91.1)	(92.5)
Total net income before taxes	54.0	51.5	49.1
Income tax benefit (expense)	(1.2)	(0.9)	(0.4)
Net income	52.7	50.6	48.7

Net earnings per share
Basic	1.18	1.11	1.00
Diluted	1.16	1.09	0.99

Per diluted share impact of other non-core items [1]	—	0.02	0.17
Core earnings per share on a fully diluted basis [1]	1.16	1.11	1.16

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	45,557	46,298	49,140

Key financial ratios
Return on common equity	20.3%	20.7%	20.6%
Core return on average tangible common equity [1]	22.5%	23.3%	26.1%
Return on average assets	1.5%	1.5%	1.4%
Net interest margin	2.61%	2.64%	2.76%
Core efficiency ratio [1]	60.2%	61.8%	58.3%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	September 30, 2024	December 31, 2023
Cash and cash equivalents	2,067	1,647
Securities purchased under agreements to resell	1,143	187
Short-term investments	607	1,038
Investments in securities	5,468	5,292
Loans, net of allowance for credit losses	4,648	4,746
Premises, equipment and computer software, net	152	154
Goodwill and intangibles, net	97	99
Accrued interest and other assets	192	211
Total assets	14,373	13,374

Total deposits	12,738	11,987
Accrued interest and other liabilities	472	285
Long-term debt	99	98
Total liabilities	13,309	12,370
Common shareholders’ equity	1,064	1,004
Total shareholders' equity	1,064	1,004
Total liabilities and shareholders' equity	14,373	13,374

Key Balance Sheet Ratios:	September 30, 2024	December 31, 2023
Common equity tier 1 capital ratio[2]	22.1%	23.0%
Tier 1 capital ratio[2]	22.1%	23.0%
Total capital ratio[2]	24.3%	25.4%
Leverage ratio[2]	7.1%	7.6%
Risk-Weighted Assets (in $ millions)	4,776	4,541
Risk-Weighted Assets / total assets	33.2%	34.0%
Tangible common equity ratio	6.8%	6.8%
Book value per common share (in $)	24.09	21.39
Tangible book value per share (in $)	21.90	19.29
Non-accrual loans/gross loans	1.9%	1.3%
Non-performing assets/total assets	1.5%	1.0%
Allowance for credit losses/total loans	0.6%	0.5%
(2)In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 Current Expected Credit Loss ("CECL") impact of $7.8 million on its regulatory capital over a period of 5 years.

QUARTER ENDED SEPTEMBER 30, 2024 COMPARED WITH THE QUARTER ENDED JUNE 30, 2024

Net Income
Net income for the quarter ended September 30, 2024 was $52.7 million, up from $50.6 million in the prior quarter.
Movements in net income during the quarter ended September 30, 2024 compared to the previous quarter are attributable to the following:
•$0.4 million increase in non-interest income driven by (i) $0.6 million increase in banking fees due to one-off loan prepayment fees and increased card volumes; (ii) $0.6 million increase in asset management fees due to increases in asset valuations; (iii) offset by $0.9 million decrease in other non-interest income due to a decrease in unclaimed customer balances being recognized in revenue, and a $0.4 million decrease in foreign exchange revenue due to seasonality and lower volumes;
•$0.6 million increase in net interest income before provision for credit losses driven by an increased volume of interest earning assets, increased yields on new investment assets and additional day count. This was partially offset by decreased yields on treasury assets as market interest rates declined;
•$0.8 million increase in provision for credit losses driven by a commercial facility in Bermuda;
•$2.4 million decrease in non-interest expenses driven by (i) $1.9 million decrease in professional and outside services fees in the current quarter; and (ii) $0.4 million decrease in technology and communications from reduced depreciation on IT equipment and lower software maintenance costs; and
•$0.3 million increase in income tax expenses due to higher net income in the Channel Islands.

Non-Core Items1
Non-core items resulted in expenses, net of gains, of $0.1 million in the third quarter of 2024. Non-core items for the quarter included legal fees for corporate restructuring work in the Channel Islands.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT SEPTEMBER 30, 2024 COMPARED WITH DECEMBER 31, 2023
Total Assets
Total assets of the Bank were $14.4 billion at September 30, 2024, an increase of $1.0 billion from December 31, 2023. The Bank maintained a highly liquid position at September 30, 2024, with $9.3 billion of cash, bank deposits, reverse repurchase agreements and liquid investments representing 64.6% of total assets, compared with 61.0% at December 31, 2023.
Loans Receivable
The loan portfolio totaled $4.6 billion at September 30, 2024, which was $0.1 billion lower than December 31, 2023 balances. The decrease was driven primarily by maturities and prepayments in excess of originations across the residential mortgage portfolios, partially offset by a strengthened British pound.
The allowance for credit losses at September 30, 2024 totaled $25.8 million, which remains flat from $25.8 million at December 31, 2023.
The loan portfolio represented 32.3% of total assets at September 30, 2024 (December 31, 2023: 35.5%), while loans as a percentage of total deposits was 36.5% at September 30, 2024 (December 31, 2023: 39.6%). The decrease in both ratios was attributable principally to a decrease in loan balances at September 30, 2024 compared to December 31, 2023.
As at September 30, 2024, the Bank had gross non-accrual loans of $89.6 million, representing 1.9% of total gross loans, an increase of $28.6 million from $61.0 million, or 1.3% of total loans, at December 31, 2023. The increase in non-accrual loans was driven by a commercial facility secured by real estate in Bermuda and residential mortgages in the Channel Islands and UK segment.
Other real estate owned (“OREO”) decreased by $0.1 million compared to December 31, 2023 driven by the sale of a residential property in Bermuda.
Investment in Securities
The investment portfolio was $5.5 billion at September 30, 2024, which was $0.2 billion lower than the December 31, 2023 balances. The changes were attributable to paydowns and maturities in the portfolio.
The investment portfolio is made up of high-quality assets with 100% invested in A-or-better-rated securities. The investment book yield was 2.39% during the quarter ended September 30, 2024 compared with 2.30% during the previous quarter. Total net unrealized losses on the available-for-sale portfolio decreased to $117.1 million, compared with total net unrealized losses of $163.9 million at December 31, 2023, as a result of declining long-term US dollar interest rates.
Deposits
Average total deposit balances were consistent with the prior quarter at $12.4 billion for the quarter ended September 30, 2024, while period end balances as at September 30, 2024 were $12.7 billion, an increase of $0.7 billion compared to December 31, 2023.

Average Balance Sheet2

	For the three months ended
	September 30, 2024			June 30, 2024			September 30, 2023
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents and short-term investments	3,572.7	42.0	4.66	3,468.8	41.4	4.78	2,559.2	28.8	4.47
Investment in securities	5,239.2	31.5	2.39	5,172.6	29.6	2.30	5,494.9	28.5	2.06
Available-for-sale	1,907.3	12.7	2.64	1,797.1	10.8	2.41	1,926.0	8.8	1.81
Held-to-maturity	3,331.9	18.9	2.24	3,375.4	18.8	2.24	3,568.9	19.7	2.19
Loans	4,566.2	76.4	6.64	4,622.7	76.6	6.65	4,897.5	80.4	6.51
Commercial	1,298.9	21.6	6.61	1,342.8	21.7	6.50	1,394.9	23.2	6.60
Consumer	3,267.3	54.8	6.66	3,279.9	54.8	6.71	3,502.6	57.2	6.47
Interest earning assets	13,378.1	150.0	4.45	13,264.1	147.6	4.46	12,951.6	137.7	4.22
Other assets	421.5			430.4			416.7
Total assets	13,799.6			13,694.5			13,368.3
Liabilities
Deposits - interest bearing	9,805.8	(59.7)	(2.41)	9,807.6	(58.7)	(2.40)	9,340.4	(46.1)	(1.96)
Securities sold under agreement to repurchase	81.9	(0.9)	(4.30)	2.9	—	(4.83)	—	—	—
Long-term debt	98.6	(1.4)	(5.52)	98.6	(1.4)	(5.58)	98.4	(1.4)	(5.53)
Interest bearing liabilities	9,986.3	(61.9)	(2.46)	9,909.1	(60.1)	(2.43)	9,438.8	(47.5)	(2.00)
Non-interest bearing current accounts	2,561.9			2,636.8			2,739.3
Other liabilities	249.6			243.8			279.3
Total liabilities	12,797.8			12,789.6			12,457.4
Shareholders’ equity	1,001.9			904.9			910.9
Total liabilities and shareholders’ equity	13,799.6			13,694.5			13,368.3
Non-interest bearing funds net of non-interest earning assets (free balance)	3,391.8			3,355.0			3,512.8
Net interest margin		88.1	2.61		87.4	2.64		90.2	2.76
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $133.5 billion and $30.2 billion, respectively, at September 30, 2024, while assets under management were $6.0 billion at September 30, 2024. This compares with $132.4 billion, $30.3 billion and $5.5 billion, respectively, at December 31, 2023.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	September 30, 2024	June 30, 2024	September 30, 2023
Net income	52.7	50.6	48.7
Non-core items
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	—	0.2	8.2
Restructuring charges and related professional service fees	0.1	0.6	—
Total non-core expenses	0.1	0.8	8.2
Total non-core items	0.1	0.8	8.2
Core net income	52.8	51.4	57.0

Average common equity	1,029.2	979.4	940.2
Less: average goodwill and intangible assets	(95.5)	(95.3)	(72.9)
Average tangible common equity	933.7	884.1	867.2
Core earnings per share fully diluted	1.16	1.11	1.16
Return on common equity	20.3%	20.7%	20.6%
Core return on average tangible common equity	22.5%	23.3%	26.1%

Shareholders' equity	1,064.2	999.1	922.9
Less: goodwill and intangible assets	(96.7)	(94.4)	(70.6)
Tangible common equity	967.5	904.7	852.3
Basic participating shares outstanding (in millions)	44.2	45.2	48.1
Tangible book value per common share	21.90	20.03	17.73

Non-interest expenses	88.8	91.1	92.5
Less: non-core expenses	(0.1)	(0.8)	(8.2)
Less: amortization of intangibles	(1.9)	(1.9)	(1.4)
Core non-interest expenses before amortization of intangibles	86.7	88.4	82.9
Core revenue before other gains and losses and provision for credit losses	144.1	143.1	142.2
Core efficiency ratio	60.2%	61.8%	58.3%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Wednesday, October 23, 2024 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855-9501 (toll-free) or +1 (412) 858-4603 (international) ten minutes prior to the start of the call and referencing the Conference ID: Butterfield Group. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website for 12 months.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases, our dividend payout target, our fee/income ratio, our OCI burndown, and affordability for borrowing customers and business activity levels, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, any sudden liquidity crisis, the successful completion and integration of acquisitions (including our integration of the trust assets acquired from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, potential impacts of climate change, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. BF-All

Presentation of Financial Information:
Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         E-mail: nicky.stevens@butterfieldgroup.com